May 14, 2008
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Novogen Limited
Form 20-F for the fiscal year ended June 30, 2007
File No. 0-29962
Ladies and Gentlemen:
     The following is the response of Novogen Limited (the “Company”) to the comments set forth in the letter, dated April 11, 2008 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended June 30, 2007 (File No. 0-29962).
     Set forth below are the comments of the Staff in italics followed by the Company’s responses.
Form 20-F for Year Ended June 30. 2007
Item 5.  Operating and Financial Review and Prospects
Application of Critical Accounting Policies
Revenue Recognition, page 33
1. We believe that your disclosure related to estimates of items that reduce gross revenue, such as certain trade discounts and returned goods, could be improved. Please revise your disclosure to include the following information.
a)	The nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.

b)	The factors that you consider in estimating each accrual such as historical return of products, levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of genetics and/or new products.

c)	To the extent that information you consider in b) is quantifiable, discuss both quantitative and qualitative information and discuss to what extent information is from external sources (e.g., end-customer prescription demand, third-party market.
Novogen Limited ABN 37 063 259 754 140 Wicks Road, North Ryde NSW 2113, Australia Telephone +61 2 9878 0088 Facsimile +61 2 9878 0055 novogen@novogen.com www.novogen.com research data comparing wholesaler inventory levels to end-customer demand). For example, in discussing your estimate of product that may be returned, consider disclosing and discussing, preferably by product and in tabular format, the total amount of product (in sales dollars) that could potentially be returned as of the balance sheet date and disaggregated by expiration period.

d)	If applicable, discuss any shipments made as a result of incentives and/or in excess of your customer’s ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.

e)	A roll forward of the liability for each estimate for each period presented showing the following:
•	Beginning balance,

•	Current provision related to sales made in current period,

•	Current provision related to sales made in prior periods,

•	Actual returns or credits in current period related to sales made in current period,

•	Actual returns or credits in current period related to sales made in prior periods, and

•	Ending balance.
f)	In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue (i.e. certain trade discounts and product returns) including the effect that changes in your estimates of these items had on your revenues and operations.
Response: The following reflect the revised disclosures requested by sub-points (a), (b), (c) and (e) of Comment 1, While we do not believe the estimates of accrual amounts for returns and discounts are material, we will include these disclosures in future annual report filings on Form 20-F.
Revised Disclosure for Revenue Recognition
Revenue Recognition
Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. In determining the economic benefits, provisions are made for certain trade discounts and returned goods. The following specific recognition criteria must also be met:
Sale of goods
Revenue from sale of goods is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and can be measured reliably. Risks and rewards are considered passed to the buyer when the goods have been dispatched to a customer pursuant to a sales order and invoice. Net sales represent product shipped less actual and estimated future returns, and slotting fees, rebates and other trade discounts accounted for as reductions of revenue.
Estimates and allowances are based upon known claims and an estimate of additional returns. In order to calculate our estimates, we regularly monitor historical patterns of returns from, and discounts to, individual customers.

Returns
Over the last three years, returns and estimates of return liability were not considered material and are detailed below.

	Balance at	Charged to
	Beginning of	Cost and		Balance at End
	year	Expense	Actual Returns	of Year
	A$’000	A$’000	A$’000	A$’000
Allowance for Sales returns:
Year ended June 30, 2005	499	573	616	456
Year ended June 30, 2006	456	454	814	96
Year ended June 30, 2007	96	380	351	125
Discounts
Discounts are generally calculated as deductions off our invoice price and as such do not require significant judgment in determining accrual amounts. Over the last three years, the discounts and estimate of claims were not considered material and are detailed below:

	Balance at	Charged to
	Beginning of	Cost and	Actual	Balance at End
	year	Expense	Discounts	of Year
	A$’000	A$’000	A$’000	A$’000
Allowance for Sales discounts:
Year ended June 30, 2005	501	552	859	194
Year ended June 30, 2006	194	895	952	137
Year ended June 30, 2007	137	688	708	117
Sub-point (d) — Not applicable. Shipments are not made as a result of incentives and/or in excess of our customers’ ordinary course of business inventory levels.
Sub-point (f) — The movements in amounts charged against sales for returns and discounts did not have a material effect in explaining period to period revenue comparisons. Should future amounts become significant, appropriated disclosures will be made in the results of operations in Item 5 (Operating and Financial Review and Prospects).
Note 24 Differences Between AIFRS and U.S. GAAP
(iv) Minority interests, page 133
2. Please tell us how your accounting for minority interests under AIFRS complies with IFRS with references to the applicable sections within IFRS. In addition, please revise your disclosure to clarify the following;
Response: AIFRS is identical to IFRS in relation to accounting for minority interests. The relevant accounting standards are AASB 127 (AIFRS) and IAS 27 (IFRS). In accordance with AASB 127, minority interests in the net assets consist of:
(i) the amount of those minority interests at the date of the original combination; and

(ii) the minority’s share of changes in equity since the date of the combination.
AASB 127 indicates that following the issue of new capital by a subsidiary, the carrying amount of the minority interest would be adjusted to reflect the proportionate change in the minority interest ownership of the subsidiary’s equity, including accumulated losses. Such adjustment is an equity transaction and does not affect the income statement.
•	Your disclosure of the income/loss allocation to minority interests appears to indicate that these amounts are computed differently under AIFRS and US GAAP. In particular, you state that “under AIFRS minorities are allocated their share of previous profits, losses and reserves according to the percentage year end.” However, minority interest on the statements of operations for 2007 and 2006 appear to be the same under AIFRS and US GAAP.
Response: Our accounting treatment under US GAAP for minority interest has been calculated incrementally as minority interest holding changes. Under AIFRS, minority interests are allocated their share of previous profits, losses and reserves according to the percentage holding at year end. As new shares were issued to minority interest at the beginning of each of the 2006 and 2007 years, the resultant calculation of minority interest in the statement of operations for these years is the same under US GAAP and AIFRS.
•	The amount of minority interests reconciling shareholders’ equity using AIFRS to US GAAP shown on page 129 appears to differ significantly from corresponding amounts shown on your balance sheets.
Response: When new shares are issued to minority interests, our accounting treatment under US GAAP is that minority interests only receive a share of profits, losses and reserves from the date that they have purchased their shares in the company. Under AIFRS, minority interest shareholders are allocated a share of all opening profits, losses and reserves, based on their percentage shareholding. Minority interest allocation of equity in the balance sheet differs due to the allocation of opening balances of profits, losses and reserves under AIFRS.
The US GAAP treatment noted in the paragraph above has been consistently applied since 2004 and is based on external advice received in 2004 and the application of ARB 51. The significant increase in the difference between minority interests under US GAAP and AIFRS in the 2007 financial year, as disclosed in footnote 24, arises due to the application of this treatment to the issuance of share capital to minority interests by Marshall Edwards, Inc.
Following the Staff’s comment relating to this treatment, we have conducted further research into the US GAAP treatment of this type of transaction. The application of the accounting treatment for minority interests contained in SAB 51 and SAB 84 would result in minority interests being allocated a share of all opening profits, losses and reserves, based on their percentage shareholding. Under this accounting treatment there would be no difference between US GAAP and AIFRS for the treatment of minority interest.
We respectfully suggest that revised disclosure is not necessary as all future filings on Form 20-F will not be required to have a US GAAP reconciliation and financial statements will be presented solely in accordance with AIFRS/IFRS.

The Company acknowledges that;
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defence in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely

NOVOGEN LIMITED

By:	/s/ David Seaton

Name:	David Seaton
Title:	Chief Financial Officer